U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                               AMENDMENT No. 1 to
                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         GENERAL AMERICAN ROYALTY, INC.
                 (Name of Small Business Issuer in its charter)

                 Delaware                                 75-2468002
       ----------------------------------------------------------------------
         (State or other jurisdiction of        (I.R.S. Employer Identification
            incorporation or organization)                Number)

       One Energy Square, 4925 Greenville Ave., Ste. 717, Dallas, TX 75206
               (Address of principal executive offices) (Zip Code)

                     Issuers' telephone number: 214-361-8535


           Securities to be registered under Section 12(b) of the Act:


        Title of each class              Name of each exchange on which
        to be so registered               each class is to be registered



    ---------------------------          -------------------------------


    ---------------------------          -------------------------------

    ---------------------------          -------------------------------


           Securities to be registered under Section 12(g) of the Act:


                          Common Stock $0.001 par value
                          -----------------------------
                                (Title of class)

                                TABLE OF CONTENTS



The Company..................................................................1

Glossary.....................................................................1

Description of Business......................................................3

Risks of Oil and Gas Activities.............................................10

Description of Property.....................................................12

Directors, Executive Officers and Significant Employees.....................13

Remuneration of Directors and Officers......................................16

Security Ownership of Management and Certain Securityholders................17

Interests of Management and Others in Certain Transactions..................18

Description of Securities...................................................19

Market Price of and Dividends on the Company's Common Equity
     and Other Shareholder Matters..........................................20

Legal Proceedings...........................................................21

Changes in and Disagreements with Accountants...............................21

Recent Sales of Unregistered Securities.....................................21

Indemnification of Directors and Officers.................................. 23

Financial Statements........................................................24

Exhibits....................................................................25

Signatures..................................................................25

                                        I

                                     PART I

                                   THE COMPANY

     History and Purpose.  General American  Royalty,  Inc. (the "Company") is a
     -------------------
Delaware corporation incorporated on December 28, 1992 as Hermes Capital Management, Inc. It conducted no business activities under that name. On October 23, 1995 it changed its name to General American Royalty, Inc. It was organized to engage in the following business activities:

* to acquire producing oil and gas royalty, overriding royalty and mineral interests;

* to acquire nonproducing oil and gas royalty, overriding royalty, and mineral interests;

*      to purchase units of the Sabine Royalty Trust; and

* to manage joint ventures with institutional investors to accomplish the above purposes.

     The Company was activated in late 1995 and 1996 through the purchase of certain producing oil and gas interests in exchange for shares of Common Stock of the Company, cash, and a promissory note and through the receipt of $433,129 as the net proceeds from a private placement of Common Stock and from a public offering of shares of Common Stock and Callable Stock Purchase Warrants at $5 a unit, each unit consisting of 1 share of Common Stock and 1 Callable Common Stock Purchase Warrant. See "Description of Securities." The offering was conducted as a public offering, exempt from federal registration pursuant to the provisions of Regulation D, Rule 504 (the "Rule 504 offering").



     Purchasers of the units in the Rule 504 Offering hold 90,000 Callable Common Stock Purchase Warrants, each warrant entitling the record owner to purchase one share of the Company's Common Stock for $5. The warrants expired on July 31, 1997. The Company's stock began trading on the NASDAQ OTC Bulletin Board (Symbol TROY) in February 1997.

     Address.  The  Company's  address is One  Energy  Square,  4925  Greenville
     -------
Avenue, Suite 717, Dallas, Texas, 75206. Its telephone number is 214-361-8535. Its fax number is 214-361-7715.

                                    GLOSSARY

     The following is a glossary of some of the terms used herein.

     Company. General American Royalty, Inc., a Delaware corporation.
     -------

     Horizontal  Drilling.  The  drilling  of  a  vertical  wellbore  until  the
     --------------------
producing   horizon  is  reached,   at  which  point  the  wellbore  is  drilled
horizontally to encounter more of the producing formation of the wellbore.

     Mineral Fee. The estate in land which gives the owner  thereof the right to
     -----------
enter upon the land and explore, drill, produce, mine or otherwise exploit the minerals underlying such land.

     Net Profits Interest. An interest created out of the working interest of an
     --------------------
oil and gas lease which is determined after the deduction of the costs normally associated with a working interest but is not assessable for costs in excess of revenues.

     Oil and Gas Lease.  An  instrument by which a mineral fee owner grants to a
     -----------------
lessee the right for a specific period of time to explore for oil and gas underlying the lands covered by the lease, and the right to produce any oil and gas so discovered generally for so long as there is production in paying quantities from such lands.

     Overriding  Royalty.  An  interest  created  by the owner of the  leasehold
     -------------------
estate created by an oil and gas lease which gives its owner the right to receive, free of costs of exploration and production, a specified percentage of any oil and gas, or of the proceeds from the sale of any oil and gas, produced under the lease attributable to the leasehold estate from which it is created. An overriding royalty interest terminates when the underlying oil and gas lease terminates.

     Post  Production  Costs.  Costs  associated  with the sale,  marketing  and
     -----------------------
transportation of oil and gas after production. Examples are: treating of oil or gas; compression, dehydration and transportation of gas; and trucking or shipping of oil. Post production costs may in some instances be borne by the royalty owner.

     Primary  Term.  The period of time  (generally  three or five years) during
     -------------
which an oil and gas lease may be kept alive by a lessee even though there is no production by virtue of drilling operations on the lease and or by the payment of delay rentals.

     Royalty Interest. A specified percentage of any oil and gas produced, or of
     ----------------
the proceeds from the sale of any oil and gas produced, free of the costs of exploration and production. A royalty interest is normally the interest which the owner of the mineral estate retains upon execution of an oil and gas lease, but it may be created by the owner of the mineral fee by grant or reservation.

     Term Mineral and Royalty Interests. Mineral or royalty interests which were
     ----------------------------------
granted or reserved for a specific period of time. Usually these interests are for such period of time and as long thereafter as oil and gas are produced from the lands involved.

     Working  Interest.  The interest  acquired by a lessee under an oil and gas
     -----------------
lease, also referred to as the leasehold estate. The owner of the working interest has the exclusive right to exploit the oil and gas underlying the lands covered by the oil and gas lease, and is required to bear all of the costs and to assume all of the risks of operations conducted under such lease, including all costs of drilling and operating any wells drilled on the land subject to such lease.

     3-D Seismic. A method of conducting  seismographic  surveys on a very close
     -----------
pattern to obtain significant amounts of geophysical data. The data is then interpreted by the use of sophisticated computer programs. Three dimensional models of the underlying rock formations are produced on the computer screen. It is believed that 3-D seismic may prove to be more reliable than conventual seismic data because of the quantity of data that can be gathered and processed.


                             DESCRIPTION OF BUSINESS

     In General. The Company has purchased and owns, and proposes to continue to
     ----------
purchase and own mineral fee, royalty and overriding royalty interests in producing and nonproducing oil and gas properties, principally in the major oil and gas basins and regions of the United States. The Company commenced acquiring producing mineral royalties in April 1996 and by February 1997 had acquired producing mineral royalty and overriding royalty interests in approximately 670 wells in New Mexico and Texas. See "Description of Properties."



     All of the Company's plans enumerated herein will depend not only upon the Company's ability to attract private and public funding but will depend upon the Company's compliance with the registration and the exemption from registration requirements of the Securities and Exchange Commission under the Securities Act of 1933, as amended, and with various state securities commissions under applicable state securities laws.

     Plan of  Immediate  Operations.  The Company  proposes to raise  additional
     ------------------------------
equity capital during the next 12 months for the acquisition of producing royalty and mineral interests as follows:

* Equity offerings outside the U.S. pursuant to Regulation S of the Securities and Exchange Commission.

* Completion of the Rule 504 Offering, which may raise a maximum of $450,000 through exercise of its 90,000 Callable Common Stock Purchase Warrants.

* An equity offering in the U.S., either registered or exempt from registration, after the termination of the 6- month period that follows the exercise or expiration of the Callable Common Stock Purchase Warrants issued in the Rule 504 Offering.


     Advantages of Mineral and Royalty  Ownership.  The cost and risk advantages
     --------------------------------------------
of ownership of mineral, royalty and overriding royalty interests compared to working interests are considerable. A comparison between the two shows the following advantages:

     1. Low overhead. There are no drilling or lease operating expenses which may periodically require large cash outlays for equipment or services. The result is a more stable operating cash flow.

     2. Minimum manpower is required to manage royalty interests. Overhead cost for a mineral and royalty interests company is considerably less than that of an exploration and production company of comparable size. A sizeable company can be managed by a small staff using the latest computer technology. The availability of excellent computer software maximizes efficiency and minimizes management time. Geological, geophysical or engineering work can be performed on a contract basis as needed.

     3. In most states in which the Company intends to operate, minerals and royalty interests are not subject to taxes until production is established.

     4. Minimum environmental risk is associated with minerals and royalty interests.

     5. Non-producing minerals and royalty interests will be purchased with the intent of substantially increasing their value through their development into drillable prospects. This will be accomplished either through industry activity or through the use of contract employees (geologists, geophysicists and engineers). There are many experienced and talented individuals who are available to create exploration ideas to be packaged and presented to exploration companies for drilling. This can be done with minimum overhead cost which would be recouped through the sale of the prospect, lease bonuses or revenue from newly discovered production. There would be no drilling cost to the Company.

     6. Minerals and royalty interests are perpetual unless a term is specifically stated in the deeds through which they are acquired. Efforts will be made to purchase perpetual interests.

     The Purchase of Royalty and Mineral  Interests.  The  Company's  management
     ----------------------------------------------
proposes that acquisitions at first will be located in producing wells and fields generating income, or, in non-producing areas where imminent exploration activity in the area would dramatically increase their value, allowing the Company to sell a portion of such purchased interests for a substantial profit, in effect, paying for the interest retained, should that be desired. Subsequent acquisitions of minerals and royalty interests could be in areas offsetting production (developmental drilling) or in trend areas which have a high probability of being prospective for oil and gas yet would require geological and geophysical development using modern 3-D seismic or horizontal drilling technology to enhance their value through leasing (lease bonuses) and, ultimately, production.

     Source  of  Acquisitions.  There  are  several  sources  from  which  these
     ------------------------
acquisitions can be made.

     Major Oil  Companies.  The  possibility  of purchasing  mineral and royalty
     --------------------
interests from major oil companies exists due to restructuring presently occurring within the industry. Such companies are divesting themselves of domestic producing properties considered marginal by their standards. This divestiture accomplishes several of their goals. It reduces overhead (salaries and benefits); it creates needed capital, which in turn can be reinvested in other projects (international) which provide a greater return on investment; and it assists in their attempts to relieve themselves of potential environmental problems associated with those properties.

     The major oil companies also own substantial mineral and royalty interests whose sale could be an excellent source for such capital. These mineral and royalty interest properties are normally managed within the companies by a small, low-profile department which is not an integral part of the companies' overall plans or operations.

     Institutions.  Minerals  and  royalty  interests  now owned or  managed  by
     ------------
institutions such as banks, colleges or universities, trusts, etc., will also be targeted for purchase. Such institutions are frequently in need of additional capital, which a sale could provide.

     Estates,  Families and Individuals.  Considerable  mineral  interests large
     ----------------------------------
farms and ranches) are owned by estates, families and individuals. Mineral interests are usually the first properties to be sold to pay off debt or to pay taxes to settle estates, etc. These interests available for sale can be identified through the numerous local contacts (ranchers, lawyers, county judges, county clerks, abstractors, sheriffs, etc.) which the Company's management has established through years of association with them.

     Private Interest Royalty Companies.  There are numerous private royalty and
     ----------------------------------
mineral companies which own interests in producing and nonproducing properties. The owners of these private royalty companies may need liquidity and may be interested in exchanging stock with the Company or selling for cash.

     New Technology Areas.  Prime targeted areas are those which are very active
     --------------------
in exploration and drilling and lend themselves to the use of 3-D seismic and horizontal drilling technology. Such areas include the Cotton Valley Reef play in Freestone, Leon and Robertson Counties, Texas, and the extension of the play as it is projected to continue through East Texas into Louisiana; the South Texas Lobo Gas play in Dimmit, Maverick and Zavala Counties, Texas; and the Lodgepole play in North Dakota, plus other areas in the traditional oil and gas producing basins which currently have exploration activity or the potential for future exploration activity, particularly with the application of new technologies to these proven producing areas.

     A Primer on Oil and Gas Interests and, Particularly, Royalty Interests.

     Interests in Land; Surface Rights and Mineral Rights. The fee simple estate
     ----------------------------------------------------
in land may be divided into two separate real property estates, the surface fee and the mineral fee. The owner of the surface fee has the right to use and possess the surface of the ground, while the owner of the mineral fee owns and has the right to extract the minerals situated beneath the surface estate. The mineral fee owner may create a royalty interest out of his mineral interest by conveying or reserving a royalty interest or by granting an oil and gas lease. The Company anticipates that much of its royalty interest acquisition efforts will be directed toward acquiring mineral and royalty interests from persons who have no interest in the surface fee. Certain states, such as Louisiana, have enacted legislation causing ownership of a mineral fee which has been severed from the surface fee for a specified period of time to revert to the owner of the surface fee unless oil and gas is being produced from such lands.

     Oil and Gas Leases: The Working Interest and The Royalty Interest.  Oil and
     ------------------
gas operations generally are conducted pursuant to oil and gas leases granted by the mineral fee owner to a third party. By executing an oil and gas lease, the mineral fee owner grants the lessee the right for a specified period of time to explore for and produce any oil and gas underlying the lands covered by the lease. The interest acquired by the lessee is called a "working interest," and the owner of the working interest portion of an oil and gas lease is required to bear all of its costs and to assume all of the risks of any operations conducted under the lease, including all costs of drilling and operating any wells drilled pursuant to the lease. In consideration for his execution of an oil and gas lease, the owner of the mineral fee will receive an additional cash payment, called a lease bonus, and a royalty interest.

     Oil and Gas  Leases:  Terms.  Most oil and gas  leases  have a stated  term
     -------------------
(generally referred to as the primary term) of from one year to ten years and expire at the end of the stated term unless oil or gas production has been established on the lease. If production has been established on a lease, the lease will continue in existence, at least with respect to the production surrounding each producing well on the lease, until the well ceases to produce in paying quantities. Upon the termination of an oil and gas lease, the right to recover any unproduced oil and gas underlying the leased lands reverts to the mineral fee owner who may then explore for such oil and gas for his own account or lease the property to a new lessee.

     Overriding Royalty Interests.  The working interest owner under a lease may
     ----------------------------
create an overriding royalty interest in his working interest in the lease. An overriding royalty is similar to a royalty interest in that the owner of an overriding royalty is entitled to receive free of exploration and production costs a specified percentage of any oil and gas produced from the lease attributable to the working interest from which it is created. However, unlike a royalty interest, which is attributable to the ownership of a portion of the mineral fee, an overriding royalty interest is simply a charge upon the working interest from which it is created and will terminate concurrently with the termination of the working interest.

     Purchase of Minerals and Royalty Interests.  While the Company will acquire
     ------------------------------------------
mineral fee, royalty and overriding royalty interests in established wells when such interest can be purchased upon satisfactory terms, the Company will also purchase mineral fee, royalty and overriding royalty interests in recently drilled wells with little or no production history. The Company will also purchase mineral fee, royalty and overriding royalty interests under non-producing leases in active exploration areas where the Company believes it is likely wells will be drilled in the near future. The purchase of mineral fee, royalty and overriding royalty interests in leases without an established production history involves a greater degree of risk to the Company, because estimates of oil and gas reserves in place based upon little production history are less reliable than estimates based upon longer production history. Reserve estimates in the first years following the commencement of production frequently vary significantly from year to year, and there are no assurances that the initial reserve estimates used by the Company to evaluate interests in newly drilled wells will prove to be accurate.

     Valuing  Mineral and Royalty  Interests.  The manner in which the  purchase
     ---------------------------------------
price for mineral fee, royalty and overriding royalty interests is calculated varies from area to area and seller to seller. Mineral fee, royalty and overriding royalty interests involving relatively minor amounts of production are generally sold without benefit of engineering estimates of the recoverable reserves attributable to such interests, and the purchase price is frequently based upon some multiple of the average monthly production for some recent period (e.g., 42 times the average monthly production for the preceding six-month period). In the case of sales involving relatively large amount of reserves, the parties will obtain engineering estimates of the recoverable reserves and the cash flow anticipated to be realized therefrom, and the purchase price will be negotiated on the basis of such estimates. The purchase price paid for reserves is dependent upon the rate of return which is desired on the investment and the parties' evaluation of the degree of risk that the estimate of the recoverable reserves will prove to be incorrect. The identity of the producing formation, its characteristics in a particular well (e.g. porosity, permeability, oil and gas in place, water saturation and reservoir pressure), the type of natural energy drive operating in the field, and the general area in which the lease is located are all important factors in the evaluation of a mineral fee, royalty or overriding royalty interest. The Company's policy is to obtain assistance from qualified petroleum reservoir engineers or geologists in evaluating, prior to purchase, the oil and gas interests proposed to be purchased by the Company. Since the interests the Company intends to purchase are non cost bearing and non possessory interests, the information from the operator may not be available for use in the evaluation of the interests which the Company seeks to purchase.

     Financing  the  Purchase of Minerals  and Royalty  Interests.  The terms of
     ------------------------------------------------------------
purchase of mineral fee, royalty, and overriding royalty interests range from the entire purchase price being paid in a single installment at closing, to seller financing with the seller agreeing to accept a note from the purchaser as part of the purchase price, to bank financing where a portion of the purchase price is borrowed from a bank or other institutional lender. The ability to use bank financing for the purchase of oil and gas property interests depends upon numerous factors, including the general credit worthiness of the purchaser, the amount of estimated proved recoverable reserves attributable to the interests being purchased and the production history and data available with respect to the wells on the subject lands and in the surrounding area. The Company was recently organized with limited resources and there are no assurances that the Company will be able to obtain seller financing or bank financing for its purchases of mineral fee, royalty and overriding royalty interests.

     Formation  of  Drilling  and  Spacing  Units.  To  avoid  the  drilling  of
     --------------------------------------------
unnecessary wells, to achieve the maximum recovery of oil and gas in place, and to protect correlative rights among mineral interest owners, mineral interests are often pooled, unitized or communitized, either voluntarily or by order of a state regulatory commission. The most common form of communitization is the formation of a unit to pool the mineral interest ownership for the drilling of a single well. This type of unit is often referred to as a drilling and spacing unit. Such units generally follow the normal well-spacing pattern in a particular field, and may range from a size of ten acres or less to a size of 640 acres or more, depending upon a number of factors including the area determined to be efficiently drained by a well producing from a particular reservoir. If royalty interests are communitized, the royalty payable with respect to oil and

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


gas produced from a well completed on such unit may be allocated among the royalty owners whose mineral interests are included within the boundaries of the drilling and spacing unit for the well, generally in proportion to the number of royalty acres owned by each.

     Title  to  Interests.  It will be the  Company's  general  practice  not to
     --------------------
acquire a mineral fee, royalty or overriding interest without first having the title to such interest examined by a landman or an attorney. All such mineral interests acquired by the Company are evidenced by written conveyances, which are duly filed in the applicable records of the county or parish in which such mineral interests are located. In some instance the Company may acquire indirect ownership in a mineral or royalty interest through a partnership. Generally, the Company will not make on site inspections of the properties in which it acquires an interest.

     The  Company's  Position in the  Industry.  The Company  does not know of a
     -----------------------------------------
public royalty company in the United States that is active in the acquisition of royalties and mineral interests. While there are other public entities that could be classified as royalty companies, none is active in the acquisition of additional royalty interests in oil and gas properties. Most other publicly-held companies that formerly engaged in the business of accumulating royalty interests in oil and gas properties are no longer in business. Although successful, those companies have either been acquired or reorganized as self-liquidating trusts whose ownership units were distributed to the shareholders. The most prominent of such companies is the Sabine Royalty Trust, which was created in 1983 by Sabine Corporation as a publicly-held trust to distribute on a monthly basis the royalty income from the producing assets placed in the trust by its owners, and the Permian Basin Royalty Trust and the San Juan Basin Royalty Trust created by Southland Royalty Co. in 1980.

     Employees. The Company has 2 full-time employees, filling the positions of:
     ---------
President and Chief Executive Officer; and Vice President, Secretary and Treasurer. The Company has no part-time employees.

     Compliance  with  Environmental  Regulations.  The cost of compliance  with
     --------------------------------------------
governmental provisions regulating the discharge of materials into the environment is a cost that is borne by the working interest owners of oil and gas wells. The Company, by limiting its activities to the acquisition of non-working interest royalty and mineral interests, will bear none of these costs. There is some risk of eventual liability under environmental regulations, which risk can occur where royalty interests which convert to a possessory interest are involved. In those instances, activities can result in liability under federal, state and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transportation, storage and disposal. Such liability can attach not only to the operator of record of a well, but also to other parties that may be deemed to be current or prior operators or owners of possessory interest in a property.

                         RISKS OF OIL AND GAS ACTIVITIES

     The Company intends to purchase non-cost bearing mineral and royalty interests; however, risks in the oil business still exist. Even though a royalty interest is not cost bearing, the underlying working interest must remain profitable for the operator to continue to produce oil and gas. Therefore, certain risks in the oil business incurred by the operator such as dry holes, operating hazards, product prices and environmental risks may have a direct effect on the royalty owner. Due to conditions beyond the control of the Company, a significant portion of the reserves and cash flow from the properties to be acquired may not be achieved.

     Acquisition Risks; Uncertainty of Reserve Estimates. The Company's property
     ---------------------------------------------------
acquisition   activities  will  be  based  in  part  on  available   geological,
geophysical,   production  and  engineering   data,  the  extent,   quality  and
reliability of which varies. Geological, geophysical and engineering data obtained by an operator of an oil and gas property may not be available for use in evaluating mineral and royalty interests. Oil and gas reserve estimates and the discounted present value estimates associated therewith are based on numerous engineering, geological and operational assumptions that generally are derived from limited data. Common assumptions include such matters as the areal extent and average thickness of a particular reservoir, the average porosity and permeability of the reservoir, the anticipated future production from existing and future wells, future development and production costs and the ultimate hydrocarbon recovery percentage. As a result, oil and gas reserve estimates and the discounted present value estimates associated therewith are frequently revised in subsequent periods to reflect production data obtained after the date of the original estimate. If reserve estimates are inaccurate, production rates may decline more rapidly than anticipated and future production revenues may be less than anticipated. Moreover, significant downward revisions of reserve estimates may adversely affect the Company's borrowing power or have an adverse impact on other financing arrangements. The inherent uncertainty of the Company's reserve estimates increases the relative risk of economic success of the Company.

     Interests in Non-Producing  Properties.  The Company not only will purchase
     --------------------------------------
producing mineral fee, royalty and overriding royalty interests but similar non-producing oil and gas interests. The purchase of interests in non-producing properties involves a greater degree of risk than does the purchase of interests in producing properties, because there is no assurance that any wells will ever be drilled on such properties or, if drilled, that they will produce oil or gas in commercial quantities. However, it is intended that a majority of the oil and gas interests purchased by the Company will be producing.

     Not an Oil  and Gas  Exploration  Company.  The  principal  purpose  of the
     -----------------------------------------
Company is to acquire mineral fee, royalty, overriding royalty interests and net profits interests in oil and gas properties and not to actively explore for oil and gas on these properties. The value of mineral fee, royalty and overriding royalty interests presently held or to be acquired are dependent upon the ability of the owner of the exploration rights (I) to discover and produce oil or gas in amounts that will be commercially profitable, and (ii) if oil or gas is being produced, to continue to produce it in paying quantities. Responsibility for the conduct of operations upon properties in which the Company will own an interest will be vested in third party "operators," over whom the Company will have no control. Mineral and royalty interests may terminate after a specific term of years, unless the interest is producing oil and gas. Therefore, if oil and gas is not being produced at the end of the term, the mineral or royalty interest may terminate, or if the term has expired, the interest may terminate upon cessation of production, and any mineral or royalty interest so terminating would have no further value. Further, an overriding royalty interest is entirely dependent upon the continuation of the lease or concession from which it is created; therefore, if the owners of the lease do not conduct exploratory activities prior to expiration of the lease, any overriding royalty interest with respect to such property would be worthless.

     Oil and Gas Markets.  Oil and gas prices can be extremely  volatile and are
     -------------------
subject to substantial seasonal, political and other fluctuations. As a result, the prices at which oil and gas produced for the Company may be sold is uncertain and it is possible that under some market conditions the production and sale of oil and gas from some or all of the Company's properties may not be economical.

     In most instances, the production from the Company's royalty interests will be marketed by the operator, and the Company will have no control over the marketing or sale of production. The availability of a ready market for oil and gas and the prices obtained for such oil and gas depend upon numerous factors beyond the control of the Company, including competition from other oil and gas producers and national and international economic and political developments. In addition, the marketability of natural gas production depends upon the availability and capacity of gas gathering systems and pipelines.

     Competition and Markets. The oil and gas business is highly competitive and
     -----------------------
has few barriers to entry. The Company will be competing with other oil and gas companies and investment partnerships in the search for, and obtaining of, desirable proved producing royalty and mineral interests. Many of the Company's competitors are larger than the Company and have substantially greater access to capital and technical resources than does the Company and may, therefore, have a significant competitive advantage. Many of the Company's competitors are capable of making a greater investment in a given area than is the Company, although large and small companies alike are subject to the economics of cost effectiveness. It can be expected that prices for oil and gas will continue to fluctuate, depending upon a number of conditions over which the Company has no control, including actions taken by the Organization of Petroleum Exporting Countries ("OPEC"), turmoil in the Middle East, and the price of alternative fuels. The prices at which the Company's oil and gas production will be sold will have a substantial effect on its earnings (if any) and its results of operations.

                             DESCRIPTION OF PROPERTY

     The Company owns small mineral, royalty and overriding royalty interests in approximately 670 oil and gas wells located in two counties in New Mexico and eleven counties in Texas. These interests were acquired in four transactions during fiscal year 1996.

     Basin Fruitland Coal Field - San Juan County, New Mexico. This is a 2.5% overriding royalty interest in 9 wells and a 1.25% overriding royalty interest in 3 wells. The interests cover the rights to the Fruitland Coal formation only. The wells are operated by Marathon Oil Company, have produced a total of approximately 8.5 BCF of gas through 1995, and at October 31, 1996 had an estimated 13 BCF of gross recoverable gas reserves remaining. Monthly production from the 12 wells is in excess of 300,000 MCF of gas. As of April 1997, monthly income after severance taxes to the interest of the Company is approximately $4,500.

     Alta Mesa Gas Field - Brooks County, Texas. This is a 0.333 percent overriding royalty interest in 16 producing wells and a 0.005 percent overriding royalty interest in 5 producing wells located in the South Texas Alta Mesa gas field. Production depths range from 1,100 foot depth gas sands to the Vicksburg sands at depths in excess of 7,000 feet. Gross remaining reserves at October 31, 1996 were estimated to be 20.0 billion cubic feet of gas and 424,000 barrels of condensate. Remaining life of the wells is estimated to be in excess of fifteen years. As of April 1997 monthly income after severance taxes to the interest of the Company is approximately $1,500.

     North Wilton Strawn Waterflood Unit - Young County, Texas. This is a 3.125 percent overriding royalty interest in the 3-well North Wilton Strawn Waterflood Unit in Young County, Texas. At October 31, 1996, estimated gross remaining reserves of 42,000 barrels of oil are to be recovered over an estimated sixteen year life. As of April 1997 monthly income after severance taxes to the interest of the Company is approximately $270.

     Dumraese Estate Purchase - Lea County, New Mexico and Bexar, Brooks, Colorado, DeWitt, Duval, Jim Wells, Lavaca, Starr and Stephens Counties, Texas. Effective August 1, 1996, the Company purchased small mineral, royalty and overriding royalty interests in over 635 producing oil and gas wells located in numerous oil and gas fields in New Mexico and Texas. The properties range from large unitized waterfloods to single low rate producing wells. As of April 1997, monthly income after severance taxes to the interest of the Company is approximately $3,200.

     The Company's Offices. The Company leases 2,345 square feet of office space
     ---------------------
at One Energy Square, 4925 Greenville Avenue, Suite 717, Dallas, Texas, 75206. The three-year lease expires November 30, 1999. Monthly rent currently is $2,833.

                        DIRECTORS, EXECUTIVE OFFICERS AND
                              SIGNIFICANT EMPLOYEES

     Set forth below are the identities of the directors, executive officers and significant employees of the Company and a brief account of their business experience, especially during the last 5 years, including their principal occupations and employment during that period and the names and principal businesses of any corporations or organizations in which such occupations and employments were carried on. All offices with the Company have been held since 1996 and expire in April 1998.


        Person                                       Office
       --------                                     --------

James F. Smith, 60                          President, Chief Executive
                                            Officer and Director
James E. Mitschke, 55                       Vice President and Director
Sam Nicholson, 49                           Secretary and Treasurer
Daniel M. Vines, 41                         Director
Malcolm E. Wilson, Jr., 71                  Director
Bill L. Bledsoe, 61                         Director
J. Donald Hill, 64                          Director
Douglas Weedon, 61                          Director
George E. Green, 61                         Director
C. B. Harrison, Jr.                         General Counsel





James F. Smith. Mr. Smith received a Bachelor of Business  Administration degree
--------------
in 1958 from Southern Methodist University and attended the Graduate School of Business Administration during 1959-1960 at the University of Texas at Austin.

     After leaving college he embarked on a career in the oil and gas business, although he was also active in the ownership of several banks and savings and loan associations from 1960 through 1968. Mr. Smith has been engaged in the domestic oil and gas industry for over 30 years, his companies having drilled over 400 wells during this period. He has completed three initial public offerings for companies of which he was a founder and an executive officer, which are PetroDynamics, Inc. in 1968, Toltec Oil & Gas, Inc. in 1979 and Toltec Royalty Corporation in 1980.Toltec Royalty Corporation was sold to an American Stock Exchange company in 1982. Toltec Oil & Gas, Inc. was merged with a public company in 1983 which later became Coda Energy, Inc. Both PetroDynamics and Toltec Royalty were active in the acquisition of oil and gas royalty interests.

     From 1990 until joining the Company in October 1995, Mr. Smith was president of National Ice Cream Co. in Dallas, Texas.

     James E. Mitschke.  Mr.  Mitschke is a petroleum  landman with more than 23
     -----------------
years experience in the oil and gas industry. He has been employed during this period as a landman for several companies, all based in Dallas, Texas, which include Hunt Energy Corporation, Wessely Energy Corporation, and Murchison Exploration Company. His positions with these companies have ranged from area land manager to vice president-land. He is a member of the American Association of Professional Landmen and served as the chairman of its industry affairs committee, 1980-81 and as a director, 1981-82. He has been a member of the Dallas Association of Petroleum Landmen for a number of years and was its president in 1979 and served on its board of directors from 1978-80. Mr. Mitschke has a bachelor of arts degree from Southwestern Oklahoma State University in Weatherford, Oklahoma.

     Sam  E.  Nicholson.   Mr.  Nicholson  received  his  Bachelor  of  Business
     ------------------
Administration in accounting from the University of Texas at Arlington, in 1978. In 1984 he became a Certified Public Accountant in the State of Texas. Mr. Nicholson has over 14 years experience in the oil and gas industry. From 1992 to 1993 he was self-employed as a practicing accountant primarily for the oil and gas industry. From 1993 to 1995 he served as the controller for Superior Energy Co., Inc. in Dallas, Texas. In 1995 he joined the Company as an officer and principal financial officer.

     Mr. Nicholson is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

     Daniel M.Vines. Mr. Vines is the principal  shareholder and chief executive
     --------------
officer of Sabine Texican Pipeline Company, a Texas corporation that is a natural gas, intrastate, pipeline and marketing company engaged in the business of purchasing, gathering, marketing and transporting natural gas. Mr. Vines also serves as the executive vice president and a director of Lufkin Creosoteing Co., Inc., which is the second largest wood preservative company in Texas and whose clientele is composed of most of the major utility companies in Texas. He also is a shareholder and chairman of the board of directors of Trenton Sales, Inc., a chemical trading and marketing company. Mr. Vines graduated from Stephen F. Austin State University in 1978 with a degree in forestry.

     Malcolm E. Wilson,  Jr. Mr. Wilson is a  professional  petroleum  geologist
     ----------------------
with considerable experience as a chief executive officer of an independent oil company. From 1948 to 1975 he was employed as a geologist with General American Oil Company of Texas where, prior to his resignation in January 1975, he was Vice President of Geology. During 1975 and 1976 he was a Petroleum Consultant to Baruch-Foster Corporation, May Petroleum Company, and Republic Production Company of Texas. From 1977 until February 1991 he was the President and Chief Executive Officer of Baruch- Foster Corporation and all its subsidiaries. In February 1991, such company was merged with another oil company, and

Mr. Wilson, since that time, has managed his personal investments, which are primarily mineral, royalty and overriding royalty interests, and he has served as a Petroleum Consultant. Mr. Wilson has considerable experience as a geologist and has either personally geologically mapped prospects or supervised the geological and geophysical mapping for the companies and clients with which he was associated in many of the major oil and gas fields in Louisiana, Texas, Oklahoma, New Mexico, Mississippi, Alabama, the Rocky Mountain, the Gulf of Mexico, and some foreign countries.

     Bill L. Bledsoe. Mr. Bledsoe received a Bachelor of Science degree from the
     ---------------
University of North Texas (Denton) in 1957.

     Mr. Bledsoe has 35 years of experience in the general management of domestic and international oil and gas exploration and production. From 1960 through 1965 he served in the land department of Texaco, Inc. in New Orleans and Shreveport, Louisiana. From 1965 to 1979 he served the various organizations of
H. L. Hunt in a number of management capacities worldwide, being Assistant Land Manager of Placid Company, Vice President/Land Manager of Hunt Energy Corporation, General Manager of Hunt International Petroleum Corporation and President of Pursue Energy Corporation, among others. From 1979 to the present he has owned and served as President of Bledsoe Energy Corporation and Bledsoe Petro Corporation, both of Dallas, Texas and which are exploration and production companies, operating approximately 300 wells in Texas, Oklahoma and New Mexico.

     J. Donald Hill.  Mr. Hill is the Chairman  and Chief  Executive  Officer of
     --------------
Excel Technology, Inc., a company which is based in Long Island, New York. Excel Technology, Inc. trades on NASDAQ under the symbol XLTC.

     Mr. Hill has extensive experience in investment banking, having served as a General Partner of Loeb, Rhoades & Company from 1966 to 1977 and Vice Chairman of First Affiliated Securities, Inc. from 1978 to 1988. From 1988 to 1990 he was Director of Corporate Finance at Weeden & Company, an investment banking firm and member of the New York Stock Exchange. During 1991 he was the Chief Executive Officer of Medstone International, Inc., a company engaged in shock wave therapy devices. He served as President and Chief Financial Officer of a subsidiary of Excel Technology, Inc., Excel/Quantronix, from November, 1992 until becoming Chief Executive Officer of Excel Technology, Inc. in 1995.

     Douglas Weedon. Mr. Weedon was employed by Republic National Bank of Dallas
     --------------
from 1958 until 1974 and was elected an officer in 1961. From 1974 until 1986 he served as President and Chief Executive Officer of Republic Money Orders, Inc., with annual sales exceeding $4 billion. Since 1986 Mr. Weedon has served as President of Cougar Enterprises, Inc., a public company engaged in oil and gas activities, and as president of two diversified marketing organizations.

     In 1993, he became President and a principal of Inland Acceptance Company. Under state reimbursement programs, Inland provides funding for eligible claims for petroleum contaminated sites. Mr. Weedon is a graduate of Southern Methodist University and Southwestern Graduate School of Banking at S.M.U.

     George  Green.  Mr.  Green  received a Bachelor of Business  Administration
     -------------
degree from the University of Texas at Austin in 1958, majoring in corporate finance, with a minor in stock market theory and pricing. From 1961 until 1979 he was a stock and commodities broker. From 1979 until the present he has served as the owner and operator of George E. Green Investments, which manages family-owned assets including oil and gas production.

     C.B. Harrison,  Jr. Mr. Harrison is an attorney in Dallas, Texas practicing
     ------------------
primarily in the area of oil and gas law. He is also engaged in the oil and gas business in Dallas and is an officer and director of Unigas Company, Inc., MHM Oil Company, MHM Pipeline Company and Fox Operating. Mr. Harrison was formerly a director of Toltec Royalty Corporation and Toltec Oil & Gas, Inc. and a director and president of Intramerican Oil and Minerals, Inc. In addition he is a graduate of the University of Texas School of Law and a member of the Texas Bar Association. He is a Certified Professional Landsman.


                     REMUNERATION OF DIRECTORS AND OFFICERS

     Set forth below is the aggregate annual remuneration during fiscal year 1996 of the only officer or director who received remuneration, and of the officers and directors as a group. During fiscal year 1996 the officers named below spent the time deemed necessary to discharge their duties in their capacities as officers and directors of the Company. Although their 1996 weekly hours at times were less than full time, the Company expects these individuals to work on a full time basis during the current fiscal year.

Name of Individual
           or                       Capacities in Which
Identity of Group              Remuneration was Received           Remuneration
------------------             -------------------------           ------------
James F. Smith                 Chief Executive Officer             $ 14,950
Sam E. Nicholson               Secretary and Treasurer                7,500
Officers and
directors as a group
(10 persons)                   Secretary and Treasurer             $ 22,450

     Proposed future payments. All remuneration payments now being made and proposed to be made in the future, pursuant to any ongoing plan or arrangement, to any of the persons in the group described above are as follows:


                                                         Monthly
   Person                  Capacity                      Remuneration
 ----------              ------------------              ------------
Jim F. Smith              President                       $ 3,000
Sam E. Nicholson          Secretary and Treasurer           3,000



                        SECURITY OWNERSHIP OF MANAGEMENT
                          AND CERTAIN SECURITY HOLDERS

     As of April 30, 1997, set forth below are the numbers of shares and the percentage of outstanding shares of Common Stock of the Company held of record by each of the 2 highest paid persons who are officers and directors of the Company, by all officers and directors as a group, and by each shareholder who owns more than 10 percent of any class of the Company's securities, including those shares subject to outstanding options or warrants:

Title of        Name and Address                 Amount         Percent
Class              of Owner                       Owned         of Class
--------        ----------------                 ------         --------

Common         Ben C. Burkett, II (3)             40,000        4.4%
               4925 Greenville Ave. Ste 717
               Dallas, TX  75206

Common         James F. Smith(1)(2)               40,000        4.4%
               4925 Greenville Ave. Ste 717
               Dallas, TX  75206

Common         Sam E. Nicholson                   10,000        1.1%
               4925 Greenville Ave. Ste 717
               Dallas, TX  75206

Common         Sammie S. Smith(2)                105,000       11.5%
               4925 Greenville Ave. Ste 717
               Dallas, TX  75206

Common        Lawrence E. Steinberg              100,000       11.0%
              5420 LBJ Freeway, Ste 540
              Dallas, TX  75240

Common        Officers and Directors
              as a group (10 persons)            250,000       27.5%


(1) Of these shares, 10,000 are held of record by Mr. Smith and 15,000 are held of record by each of two trusts of which Mr. Smith is the trustee. One trust is for the benefit of Mr. Smith's children, and the other trust is for the benefit of the Company's employees.

(2) Mr. and Mrs. Smith are husband and wife. They each disavow any beneficial interest in the shares held of record or beneficially by the other.

(3) Mr Burkett resigned from the board of directors effective May 15, 1997.


                       INTERESTS OF MANAGEMENT AND OTHERS
                             IN CERTAIN TRANSACTIONS

     Eagle Equity Oil & Gas L.P., an entity under the control of Lawrence E. Steinberg, on July 24, 1996 loaned $140,000 to the Company. The loan was due on September 23, 1996, provided for interest at 12 percent a year, and was collateralized by the properties in the Basin Fruitland Coal Field, San Juan County, New Mexico purchased by the Company from the proceeds of the loan (see "Description of Property"). The loan was paid down to $40,000 by August 31, 1996 from the proceeds of the sale of securities by the Company in a Regulation D, Rule 504 public offering (see "The Company - History and Purpose").

     On August 13, 1996 Eagle Equity Oil & Gas L.P. loaned an additional $130,000 to the Company. The loan was due October 14, 1996, provided for interest at 12 percent a year, and was collateralized by the oil and gas properties in the Basin Fruitland Coal Field, the Alta Mesa Gas Field in Brooks County, Texas and the North Wilton Strawn Waterflood Unit in Young County, Texas (see "Description of Properties") and a life insurance policy on the president of the Company.

     The loans were paid off in January 1997 from the proceeds of a bank loan made to the Company.

     Mr. Lawrence E. Steinberg, who controls Eagle Equity Oil & Gas L.P., contemporaneously with the transactions described above, purchased 110,000 shares of Common Stock of the Company for $1,000 from James F. Smith, president and a director of the Company. He holds 30,000 of these shares in his name and 35,000 in each of two trusts for his children. See note 2 to the Company's October 31, 1997 financial statements.


                            DESCRIPTION OF SECURITIES

     The Company is authorized to issue 20 million shares of Common Stock, $0.001 par value, and 5 million shares of Preferred Stock. The presently outstanding shares of Common Stock are fully paid and nonassessable. There are no shares of Preferred Stock issued and outstanding.

     Common Stock.  There are  presently  outstanding  910,000  shares of Common
     ------------
Stock.

     Voting  Rights.  Holders of shares of Common Stock are entitled to one vote
     --------------
per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights; accordingly, the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

     Dividend  Rights.  Holders of record of shares of Common Stock are entitled
     ----------------
to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor.

     Liquidation Rights. Upon any liquidation,  dissolution or winding up of the
     ------------------
Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

     Preemptive  Rights.  Holders  of  Common  Stock do not have any  preemptive
     ------------------
rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

     Registrar and Transfer Agent. The Company's registrar and transfer agent is
     ----------------------------
Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

     Dissenters'  Rights.  Under current Delaware law, a shareholder is afforded
     -------------------
dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

     The Warrants.  As of July 31, 1997 the 78,500  outstanding  Callable Common
     ------------
Stock Purchase Warrants expired. During April and May 1997 the Company received $55,750 from the exercise of 11,500 Warrants.

     Each Warrant is transferrable, but only to residents of the State of New York or the District of Columbia and to "accredited investors" in the State of Colorado, and entitles the record owner to purchase one share of the Company's Common Stock for $5.00. The Warrants were originally to expire on April 30, 1997, but the expiration date was extended to July 31, 1997. The Company can call in the Warrants on 15 days notice by issuing a written notice of call at any time after the Company's Common Stock has traded at or above a $6.00 closing bid or trade price for 10 consecutive trading days. Exercise of a Warrant is effected by written notification of such exercise and delivery of the $5.00-a-share exercise price either to the Company or to a member firm of the National Association of Securities Dealers.

     Preferred  Stock.  The Company is also authorized to issue 5 million shares
     ----------------
of Preferred Stock.

     The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.


                                     PART II

                 MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Market  Information.  The  Company's  Common  Stock  trades on the NASD OTC
     -------------------
Bulletin Board. Its symbol is TROY.

     The range of high and low bid information for the Common Stock since trading began in February 1997 through June 30, 1997 is as follows:

                      1997                  High              Low
                      ----                  ----              ---

                    Feb. - June              6                3 1/2

     The source of the above bid information is Quotran. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     Holders. The approximate number of holders of record of the Common Stock is
     -------
85.

     Dividends.  There have been no  dividends  declared  on the  Common  Stock.
     ---------
Although there are no restrictions on the Company's ability to declare and pay dividends (assuming earnings), the Company does not presently propose to pay dividends but, rather, to employ any earnings for the acquisition of mineral or royalty interests.


                                LEGAL PROCEEDINGS

     Neither the Company nor its property is a party to any pending legal proceeding, nor is the Company aware of any contemplated legal proceeding by any governmental authority against either the Company or its property.


                          CHANGES IN AND DISAGREEMENTS
                                WITH ACCOUNTANTS

         None.


                     RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company sold securities of the Company without registering the securities under the Securities Act of 1933 as follows:

     Regulation  D, Rule 506  Offering.  During  late  1995 and  early  1996 the
     ---------------------------------
Company sold shares of Common Stock to the Company's officers and directors, other organizers of the Company, sellers of oil and gas interests, and oil and gas investors. The number of shares sold for cash and for services are set forth below. The type and amount of consideration received by the Company for services is described in the footnotes. No underwriting commissions or discounts were paid.

     The officers and directors receiving shares of common stock were James F. Smith, Ben C. Burkett, II (resigned May 15, 1997), James E. Mitschke, J. Donald Hill, George E. Green, Malcolm E. Wilson, Jr., Daniel M. Vines, Bill L. Bledsoe, Douglas L. Weedon and Sammie Sharley-Smith. Non-director organizers receiving shares for their services were Hamilton Richardson and Dale Morgan. Legal counsel receiving shares was Thomas J. Kenan.

Class of                  No. of      Total Cash            Value of NonCash
Persons                   Shares        Price               Considerations
--------                  ------      ----------            --------------

Officers and              325,000(1)  $3,000                  $285
Directors

Other organizers         118,000(2)       0                   $118

Securities
Law Counsel               40,000(3)       0                   $40

Investors                  5,000         $250                   0

Sellers of oil
and gas properties
to Company                57,000(4)       0               $57,000


(1) Of these shares, 285,000 were sold in October 1995 to 10 officer- and director-organizers of the Company for organizational services rendered valued nominally at $0.001 a share, the par value of the stock.

(2) These shares were sold in October 1995 to two organizers of the Company for organizational services rendered valued nominally at $0.001 a share, the par value of the stock, which two organizers subsequently were not elected directors or officers of the Company.

(3) These shares were sold in October 1995 to the Company's securities law counsel for legal services rendered valued nominally at $0.001 a share, the par value of the stock. This counsel later received an aggregate of $9,177.60 in cash fees for legal services rendered.

(4) Of these shares, 30,000 were issued in July 1996 as part of the $230,000 purchase price of the Company's Basin Fruitland Coal Field properties in San Juan County, New Mexico. The 30,000 shares were valued at $1 a share. Cash consideration of $200,000 was also paid in the purchase of the properties. See "Description of Properties - Basin Fruitland Coal Field
     - San Juan County, New Mexico." An additional 27,000 shares were issued in August 1996 as part of the $157,000 purchase price of the Company's Alta Mesa Gas Field properties in Brooks County, Texas and the North Wilton Strawn Waterflood Unit property in Young County, Texas. The 27,000 shares were valued at $1 a share. Cash consideration of $130,000 was also paid in the purchase of the properties. See "Description of Properties - Alta Mesa Gas Field Brooks County, Texas; North Wilton Strawn Waterflood Unit in Young County, Texas."

     There were no more than 35 "non-accredited investors" in the above group, and all of the persons were deemed to be "sophisticated investors" by the Company.

     Regulation D, Rule 504 Offering. From July 1996 to November 1996, the Company sold 90,000 units of securities for $450,000. Each unit was sold for $5.00 and consisted of one share of Common Stock and one Callable Common Stock Purchase Warrant (see "Description of Securities"). The units were sold in a public offering conducted in the State of New York, the District of Columbia and outside the U.S. to non-U.S. persons.

     Costs incurred in connection with the stock offering included financial public relations, legal, accounting, and printing costs totaling $60,089. No commissions were paid.

     There have been no sales of securities by the Company during the 12 months preceding this offering that were made in reliance on Section 3(b) of the Securities Act or in violation of Section 5 of the Securities Act. Should all 90,000 Callable Common Stock Purchase Warrants held by the purchasers of the units be exercised, a total of $900,000 in securities will have been sold by the Company in this offering conducted pursuant to the exemption from registration provided by Regulation D, Rule 504.


                          INDEMNIFICATION OF DIRECTORS
                                  AND OFFICERS

     Pursuant to the General Corporation Law of the State of Delaware, under most circumstances the Company's officers and directors may not be held liable to the Company or its shareholders for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                              FINANCIAL STATEMENTS

     Set forth below are the audited financial statements of the Company as of October 31, 1996 and for the fiscal year ended October 31, 1996 and the report of Coopers & Lybrand L.L.P., independent accountants, with respect to such financial statements, and the unaudited financial statements of the Company as of April 30, 1997 and for the six month periods ended April 30, 1997 and 1996.


         Index to Financial Statements                                      Page

         Report of Independent Accountants ..................................F-1

         Balance Sheet as of October 31, 1996 ...............................F-2

         Statement of Operations for the Year
         Ended October 31, 1996 .............................................F-3

         Statement of Stockholders' Equity for
         the Year Ended October 31, 1996 ....................................F-4

         Statement of Cash Flows for the Year
         Ended October 31, 1996 .............................................F-5

         Notes to Financial Statements ......................................F-6

         Balance Sheet as of April 30, 1997 (unaudited) ....................F-10

         Statements of Operations for the 6 month periods ended
         April 30, 1996 and 1997 (unaudited)................................F-11

         Statements of Cash Flows for the 6 month periods ended
         April 30, 1996 and 1997 (unaudited) ...............................F-12

         Notes to Unaudited Financial Statements ...........................F-13

Report of Independent Accountants


To the Board of Directors
General American Royalty, Inc.:

We have audited the accompanying balance sheet of General American Royalty, Inc. as of October 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable bases for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General American Royalty, Inc. as of October 31, 1996, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note 1, the previously issued financial statements of General American Royalty, Inc., as of and for the year ended October 31, 1996, have been restated.

                                                     COOPERS & LYBRAND, L.L.P.


Dallas, Texas
November 30, 1996,
except as to the information
presented in Note 6, for which
the date is January 21, 1997

                         GENERAL AMERICAN ROYALTY, INC.
                                  BALANCE SHEET
                                October 31, 1996




ASSETS

Current assets:
         Cash                                                    $  37,916
         Accounts receivable, oil and gas                           29,608
         Accounts receivable-officers                                3,135
         Accounts receivable-other                                   1,650
         Prepaid expenses                                            2,834
                                                                  ---------
Total current assets                                                75,143

Royalty interests in oil and gas properties,
         less accumulated depletion of  $21,381                    545,815
Deferred financing costs, net of amortization of $83,846            25,154
Other assets, net of amortization of $100                            3,929
                                                                  ---------

Total Assets                                                     $ 650,041
                                                                  =========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Accounts payable                                         $ 10,022
         Accounts payable-shareholder                                3,000
         Notes payable to shareholder,
         current portion                                            33,333
Total current liabilities                                           46,355

Notes payable to shareholder                                       136,667

Total liabilities                                                  183,022

                         GENERAL AMERICAN ROYALTY, INC.
                                  BALANCE SHEET
                                October 31, 1996






Stockholders' equity:
Common stock, $.001 par value, 20,000,000
   shares authorized, 910,000 shares issued
   and outstanding                                             910
Preferred stock, $.001 par value, 5,000,000
  shares authorized, no shares issued or
   outstanding                                                   -
Additional paid-in capital                                 598,219
Accumulated deficit                                       (132,110)
                                                          --------
Total stockholders'       equity                           467,019
                                                          --------

Total liabilities and stockholders' equity                $650,041
                                                          ========
















The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                             STATEMENT OF OPERATIONS
                       For the year ended October 31, 1996




Revenues:

Oil and gas royalty income, net of severance
       and valorem taxes                                      $  50,035


Cost and expenses:
      General and administrative expense                         71,814
      Amortization of deferred financing costs                   83,846
      Depletion and amortization expense                         21,481
      Interest expense                                            5,004
                                                              ---------
                                                                182,145

Net Loss                                                     $ (132,110)
                                                               ========

Net loss per common share                                      $ (0.17)
                                                               ========

Weighted average number of common shares outstanding            766,356













The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                       For the year ended October 31, 1996






                                                        Additional                             Total
                                    Common Stock        Paid - In         Accumulated      Stockholders'
                                    Shares   Amount     Capital           Deficit             Equity
                                    ---------------     -----------      -----------      -------------

Balance at October 31, 1995              -       -          -                 -                 -
  Sale of common stock              763,000  $ 763      $ 42,455              -            $ 43,218
  Common stock issued for
     oil and gas interests           57,000     57        56,943              -              57,000
  Offering of common stock
     and other warrants, net
     of offering costs               90,000     90       498,821              -             498,911
 Net loss                                 -      -             -         $ (132,110)       (132,110)
                                    -------  ------     --------         ----------        --------

Balance at October 31, 1996         910,000  $,910      $598,219         $ (132,110)       $467,019
                                    =======    ===      ========         ==========        ========
















The accompanying notes are an integral part of the financial statements

                         GENERAL AMERICAN ROYALTY, INC.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                       For the year ended October 31, 1996





Cash flows from operating activities:

Net Loss                                                        $  (132,110)
Adjustments to reconcile net loss to net cash
         used in operating activities:
Depletion and amortization                                           21,481
Amortization of deferred financing costs                             83,846
Increase in accounts receivable                                     (34,393)
Increase in prepaid expenses                                        ( 2,834)
Increase in accounts payable                                         13,022
Noncash payment of stock for services                                   508
Increase in other assets                                             (4,029)
                                                                    -------
         Net cash used in operating activities                      (54,509)
                                                                    -------

Cash flows from investing activities:
      Purchase of royalty interests                                (510,196)
                                                                   --------
Net cash used in investing activities                              (510,196)
                                                                   --------
Cash flows from financing activities:
      Issuance of common stock                                      432,621
      Proceeds from borrowings                                      170,000
                                                                   --------
Net cash provided by financing activities                           602,621
                                                                   --------

Net increase in cash                                                 37,916
Cash at beginning of year                                                 -
                                                                    -------
Cash at end of year                                               $  37,916
                                                                   ========

Non-cash financing activities:
      Contribution of securities by shareholder                   $ 109,000
                                                                   ========



The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                          NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:
----------------------------------------------

General American Royalty, Inc. ("Company") was incorporated on December 28, 1992 in the state of Delaware as Hermes Capital Management, Inc. and was inactive until it changed its name on October 23, 1995 to General American Royalty, Inc. The Company is engaged in the business of acquiring and managing producing oil and gas royalty, overriding royalty and mineral interests in Texas and New Mexico.

Restatement of Accounts
-----------------------

The previously filed October 31, 1996 financial statements included in the Company's Form 10- SB have been restated to 1) increase additional paid-in capital by $109,000 to reflect the value of common stock transferred to a lender from the Company's president in connection with the completion of July 1996 financing by the Company and 2) increase the loss from operations for the year ended October 31, 1996 by $83,846 in related financing expenses and 3) increase deferred financing costs by $25,154 in connection with the transaction.

Royalty Interests in Oil and Gas Properties
-------------------------------------------

Costs of acquiring interests in producing royalty interests, including evaluation costs, are capitalized and depleted on a straight-line basis over a period of ten years, since overall U.S. proved reserves are about eight to ten times over all production. The Company owns a large number of interests whose acquisition costs are not individually significant. The Company annually reviews significant properties for impairment comparing estimated future cash flows to the carrying amount of the asset. If impairment is indicated, the asset is written down to its fair value based upon its expected future discounted cash flows.

Income Taxes
------------

The Company follows Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued

2. Notes Payable:
-----------------

The Company has $170,000 in notes payable, bearing interest at 12%, that are due on November 30, 1996. Notes are collateralized by mortgages and deeds of trust on certain oil and gas royalty and mineral interests and by life insurance policies covering the president of the Company (see Note 6).

In connection with the $170,000 of notes payable, the Company's president transferred 110,000 shares of his benefically owned common stock to the lender at closing in July 1996. The Company has recorded $109,000 as contributed capital for the value of the shares transferred and recognized the entire amount as deferred financing costs. For the year ended October 31, 1996, $83,846 of this amount has been charged to operations.

3. Related Party Transactions:
------------------------------

As of October 31, 1996 the Company has accounts receivable for travel advances due from one officer of approximately $3,100 and a payable to one shareholder of $3,000.

4. Equity Transactions:
-----------------------

The Company closed its initial offering of common stock and warrants on October 31, 1996. The offering consisted of the sale of 90,000 units at $5.00 per unit. Each unit consisted of one share of common stock ($.001 par value) and one stock purchase warrant entitling the holder to one share of common stock of the Company at a purchase price of $5.00. The Company can call in the warrants on 15 days notice, if not exercised by the holder prior to the expiration of a 15-day notice period, should the Company's common stock trade at or above $6.00 reported closing bid or trade price for 10 consecutive trading days. Costs incurred in connection with the stock offering totaling $60,089 have been recorded as a reduction of additional paid-in capital. The warrants expire on April 30, 1997.

The Company purchased two royalty interests for cash and 57,000 shares of common stock valued at $1.00 per share.

5. Income Taxes:
----------------

A reconciliation of income tax benefit computed at the federal statutory rate and the Company's income tax provision of $0 for the year ended October 31, 1996 is as follows:

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued



Pretax loss at statutory rate                                   $(16,410)

State taxes                                                       (1,158)
Meals and entertainment                                            1,024
Key man life insurance                                               131
                                                                --------
Deferred tax asset valuation allowance                           $16,413
                                                                ========

The Company's deferred income tax balance at October 31, 1996 consisted of the following:

Deferred tax assets:
      Net operating loss carryforward                           $ 16,413
      Valuation allowance                                        (16,413)
                                                                --------
Net deferred income tax asset                                   $      0
                                                                ========

The Company has a net operating loss carryforward of approximately $48,000, which will expire in 2011. None of the benefit of the net operating loss has been recognized in the financial statements.

6. Subsequent Event:
--------------------

On January 21, 1997, the Company entered into a $200,000 financing arrangement with State Bank & Trust Company, Dallas. The Company has collateralized the loan with mortgages and deeds of trust on certain royalty interests in oil and gas properties.

The loan is payable in monthly installments of $6,667 commencing June 21, 1997 and a final payment of unpaid principal on January 21, 1998, and bears interest at a fluctuating rate per annum equal to 2% in excess of the corporate prime rate of interest published in the Wall Street Journal. Interest is payable monthly commencing on February 21, 1997.

The majority of the loan proceeds will be used to repay the shareholder notes payable of $170,000 (see Note 2).

Management anticipates that the remainder of the loan proceeds combined with monthly royalty income amounts and proceeds from exercises of stock purchase warrants, will be sufficient to meet its operating requirement.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued



7. Supplemental Oil and Gas Information(Unaudited):
---------------------------------------------------

Reserve Quantities
------------------
Information regarding estimates of the proved oil and gas reserves attributable to the Company are based on reports prepared by J.W. Cunningham, Inc. and John Burns, independent petroleum engineering consultants. Estimates were prepared in accordance with Statement of Financial Accounting Standards No. 69 and the guidelines established by the Securities and Exchange Commission Rule 4-10(a) of Regulation S-X, using prices and costs as of the day of the estimates.

Oil and gas reserve quantities (all located in the United States) are estimates based on information available at the time of their preparation. Such estimates are subject to change as additional information becomes available. Reserves actually recovered, and the timing of production of those reserves, may differ substantially from original estimates.

     Estimated quantities of proved developed reserves of oil and gas as of October 31, 1996 were as follows:

            Oil(barrels)                                   11,000
                                                           ======

            Gas (Mcf)                                     422,000
                                                          =======

                         GENERAL AMERICAN ROYALTY, INC.
                                  BALANCE SHEET


                                                      April 30,
                                                          1997       October 31,
ASSETS                                                (Unaudited)        1996
                                                     -----------    -----------
Current assets:
         Cash                                        $   14,301      $   37,916
         Accounts receivable-oil & gas                   25,998          29,608
         Accounts receivable-officers                     5,070           3,135
         Accounts receivable-other                        1,650           1,650
         Prepaid expenses                                 6,330           2,834
                                                        -------        --------
                                                         53,349          75,143
                                                        -------        --------
Equipment, less accumulated depreciation of $142            984               -
Royalty interest in oil and gas properties, less
      accumulated depletion of $49,741 & $21,381        517,455         545,815
Deferred financing, net of amortization of $83,846            -          25,154
Other assets, net of amortization of $125 & $100          4,085           3,929
                                                        -------        --------

Total Assets                                         $  575,873      $  650,041
                                                        =======        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
         Accounts payable                            $   33,934      $   10,022
         Accounts payable-shareholder                         -           3,000
         Note payable                                   200,000          33,333
                                                        -------        --------
                                                        233,934          46,355
                                                        -------        --------
Notes payable to shareholder                                  -         136,667

Stockholders' equity:
         Common stock, $.001 par value,
                  20,000,000 shares authorized,
                  916,500 & 910,000  outstanding            917             910
         Preferred stock, $.001 par value,
                  4,000,000 shares authorized,
                  no shares issued or outstanding             -               -
         Additional paid-in capital                     630,212         598,219
         Accumulated deficit                           (289,190)       (132,110)
                                                       --------       ---------
         Total stockholders' equity                     341,939         467,019
                                                       --------       ---------

Total liabilities and stockholders' equity           $  575,873      $  650,041
                                                       ========       =========

The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                             STATEMENT OF OPERATIONS
                                   (Unaudited)


                                          Three Months Ended              Six Months Ended
                                                April 30,                      April 30,
                                             1997         1996             1997         1996
                                         ---------     ---------         ----------    --------
Revenues:
Oil and gas royalty income, net of
      severance and ad valorem taxes      $ 47,755     $  3,473          $  93,105      $ 3,473
                                           --------     --------          ---------     -------

Costs and expenses:
      General and administrative           102,097       13,245            186,219       22,661
Amortization of deferred
           financing costs                       -            -             25,154            -
Depletion, depreciation  and
           amortization                     14,299        1,342             28,552        1,367
      Interest Expense                       5,118            -             10,260            -
                                          --------     ---------          ---------     -------

Total costs and expenses                   121,514       14,587            250,185       24,028
                                          ---------    --------           ---------     -------

Net loss                                 $ (73,759)   $ (11,114)         $(157,080)    $(20,555)
                                          =========    ========          =========      =======

Net loss per common share                $    (.08)    $   (.01)         $    (.17)    $   (.03)
                                          ========     ========          =========      =======

Weighted average number of
      common shares outstanding            911,055      760,160            910,505      746,310









The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                     For the six months ended April 30, 1997
                                   (Unaudited)



                                                   Additional                            Total
                                 Common Stock      Paid - In        Accumulated       Stockholders'
                                 Shares   Amount     Capital          Deficit              Equity
                                 ------   ------   ----------       -----------       ------------
Balance at October 31,
   1996                         910,000   $ 910    $ 598,219        $ (132,110)       $ 467,019

  Exercise of common stock
     purchase warrants, net
     of costs                     6,500       7       31,993               -             32,000

  Net loss                            -       -            -          (157,080)        (157,080)
                                -------  ------    ---------        ----------        ---------

Balance at April 30,
   1996                         916,500   $ 917    $ 630,212        $ (289,190)       $ 341,939
                                =======   =====    =========        ==========        =========


















The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   (Unaudited)


                                                            Six Months Ended
                                                                 April 30,
                                                          1997            1996
                                                       --------        --------

Cash flows from operating activities:
         Net loss                                       $(157,080)     $(20,555)
         Adjustments to reconcile net
          loss to net cash used in
          operating  activities:
         Depletion, depreciation  and
          amortization                                     28,552         1,367
         Amortization of deferred financing costs          25,154             -
         Decrease (increase) in accounts receivable         1,675        (3,823)
         Increase in prepaid expe                          (3,497)       (1,500)
         Noncash payment of stock for
          services                                              -           508
         Increase in accounts payable                      20,912         2,666
         Increase in other assets                            (206)       (5,554)
                                                       ----------     ---------
Net cash used in operating activities                     (84,490)      (26,891)

Cash flows from investing activities:
         Purchase of equipment                             (1,125)            -
         Purchase of royalty and mineral interests              -      (158,000)
                                                       ----------     ---------
         Net cash used in investing activities             (1,125)     (158,000)

Cash flows from financing activities:
         Issuance of common stock                          32,000        42,710
         Proceeds from borrowings                         200,000       157,000
         Payments on borrowings                          (170,000)            -
                                                       ----------      --------
         Net cash provided by financing activities         62,000       199,710
                                                       ----------      --------

Net decrease in cash                                      (23,615)       14,819
Cash at beginning of period                                37,916             -
                                                       ----------      --------
Cash at end of period                                   $  14,301      $ 14,819
                                                        =========       =======


The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


The accompanying unaudited financial statements reflect the financial position as of April 30, 1997 and the results of operations and cash flows of General American Royalty, Inc. ("Company") for the three and six month periods ended April 30, 1997. The financial statements have been prepared in conformity with generally accepted accounting principles and contain such adjustments as management feels are necessary to present fairly, in all material aspects, the financial position and results of operations of the Company.

1. Summary of Significant Accounting Policies:
----------------------------------------------

The Company was incorporated on December 28, 1992 in the state of Delaware as Hermes Capital Management, Inc. and was inactive until it changed its name on October 23, 1995 to General American Royalty, Inc. The Company is engaged in the business of acquiring and managing producing oil and gas royalty, overriding royalty and mineral interests in Texas and New Mexico.

Restatement of Accounts
-----------------------

The previously filed January 31, 1997 financial statements included in the Company's Form 10- SB have been restated to 1) increase additional paid-in capital by $109,000 to reflect the value of common stock transferred to a lender from the Company's president in connection with the completion of July 1996 financing by the Company and 2) increase the loss from operations for the three months ended January 31, 1997 by $25,154 in related financing expenses and 3) increase accumulated deficit as of October 31, 1996 by $83,846 in connection with the transaction.

Royalty Interests in Oil and Gas Properties
-------------------------------------------

Costs of acquiring interests in producing royalty interests, including evaluation costs, are capitalized and depleted on a straight-line basis over a period of ten years, since overall U.S. proved reserves are about eight to ten times over all production. The Company owns a large number of interests whose acquisition costs are not individually significant. The Company annually reviews significant properties for impairment comparing estimated future cash flows to the carrying amount of the asset. If impairment is indicated, the asset is written down to its fair value based upon its expected future discounted cash flows.

Income Taxes
------------

The Company follows Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities based on the

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   (Unaudited)

Income Taxes
------------

The Company follows Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Note Payable
---------------

As of April 30, 1997 the Company had a $200,000 note payable to State Bank & Trust Company, Dallas. The loan was collateralized with mortgages and deeds of trust on certain royalty interests in oil and gas properties owned by the Company.

The loan required monthly installments of $6,667 commencing June 21, 1997 and a final payment of unpaid principal on January 21, 1998, plus monthly interest at a fluctuating rate per annum equal to 2% in excess of the corporate rate of interest published in the Wall Street Journal. The loan was repaid in June 1997 (see Note 6).

3. Stockholders' Equity
-----------------------

As of April 30, 1997, 6,500 of the 90,000 outstanding common stock purchase warrants were exercised. The net proceeds to the Company from the exercise of these warrants was $32,000. Subsequent to April 30, 1997 an additional 5,000 warrants were exercised that netted $25,000 in additional equity capital. The remaining 78,500 warrants expired on July 31, 1997.

4. Related Party Transactions
-----------------------------

As of April 30, 1997, the Company has accounts receivable for travel advances due from one officer of approximately $5.070.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   (Unaudited)



5. Income Taxes
---------------

The company has net loss carry forwards which will begin to expire in 2011. None of the benefit of the net operating loss has been recognized in the financial statements.

6. Subsequent Event
-------------------

On June 20, 1997, the Company entered into a $300,000 financing agreement with Eagle Equity Oil & Gas, L.P., a Dallas based lender and a shareholder of the Company. The Company has collateralized the loan with mortgages and deeds of trust on certain royalty interests in oil and gas properties, a personal guarantee by James F. Smith, President of the Company and a term life insurance policy on Mr. Smith for $300,000.

The full principal amount of $300,000 plus any unpaid accrued interest is payable on December 31, 1997, and bears interest at a rate of 14% per annum. Interest is payable monthly commencing on July 20, 1997.

7. Year-end Balance Sheet
-------------------------

The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

                                    EXHIBITS

     Index to Exhibits. The following exhibits are included as part of this registration statement:

Exhibit Number                      Description of Exhibit


      10                            Consent of Coopers & Lybrand
                                    L.L.P.

      27                            Financial Data Schedule

                                            SIGNATURES


         In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           GENERAL AMERICAN ROYALTY, INC.



August 12, 1997                            By: /s/ James F. Smith
                                              ------------------------
                                              James F. Smith, President

Exhibit 10

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in this registration statement on Form 10-SB of our report dated November 10, 1996, except as to the information presented in Note 6, for which the date is January 21, 1997, on our audit of the financial statements of General American Royalty, Inc.



/s/ COOPERS & LYBRAND L.L.P.
----------------------------
    COOPERS & LYBRAND L.L.P.


Dallas, Texas
March 26, 1997